SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 29 April 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 15 April 2005
99.2	Blocklisting 6 Monthly Return dated 18 April 2005
99.3	Blocklisting 6 Monthly Return dated 18 April 2005
99.4	Transaction in Own Shares dated 19 April 2005
99.5	Holding(s) in Company dated 19 April 2005
99.6	Holding(s) in Company dated 19 April 2005
99.7	Transaction in Own Shares dated 19 April 2005
99.8	Holding(s) in Company dated 21 April 2005
99.9	Transaction in Own Shares dated 21 April 2005
99.10	Transaction in Own Shares dated 22 April 2005
99.11	Transaction in Own Shares dated 25 April 2005

Exhibit 99.1

15 April 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 750,000 of its ordinary shares at a price of 622.9p per share.

END

Exhibit 99.2

SCHEDULE 5
BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
             UK Listing Authority
             Financial Services Authority
             25, The North Colonnade
             Canary Wharf
             London, E14 5HS

                       Please ensure the entries on this return are typed

1. Name of company

InterContinental Hotels Group PLC

2. Name of scheme

InterContinental Hotels Group Executive Share Option Plan

3. Period of return:

From      13 December 2004                   To     15 April 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,372,956 Ordinary shares

5. Number of shares issued / allotted under scheme during period:

822,788

6. Balance under scheme not yet issued / allotted at end of period

550,168

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,372,956 Ordinary shares,  13 December 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

608,568,788

Contact for queries

Name             Catherine Springett

Address          Head of Secretariat

Telephone        01753 410 242
END

Exhibit 99.3

SCHEDULE 5
BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
             UK Listing Authority
             Financial Services Authority
             25, The North Colonnade
             Canary Wharf
             London, E14 5HS

                          Please ensure the entries on this return are typed

1. Name of company

InterContinental Hotels Group PLC

2. Name of scheme

InterContinental Hotels Group Sharesave Plan

3. Period of return:

From      13 December 2004            To     15 April 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,413,283 Ordinary shares

5. Number of shares issued / allotted under scheme during period:

-

6. Balance under scheme not yet issued / allotted at end of period

2,413,283

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,413,283 Ordinary shares, 13 December 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

608,568,788

Contact for queries

Name             Catherine Springett

Address          Head of Secretariat

Telephone        01753 410 242
END

Exhibit 99.4

18 April 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 1,000,000 of its ordinary shares at a price of 612.4302p per share.

END

Exhibit 99.5

                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

Barclays PLC and its subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Fund                                                                 Holding
Barclays Private Bank Ltd                                            43,209
Barclays Life Assurance Co Ltd                                       704,303
Barclays Global Fund Advisors                                        1,582,836
Barclays Global Investors, N.A                                       4,879,383
Barclays Private Bank and Trust Ltd                                  697
Barclays Global Investors Japan Trust                                771,927
Gerrard Ltd                                                          57,660
Barclays Bank Trust Company Ltd                                      212,861
Barclays Global Investors Ltd                                        7,168,521
Barclays Global Investors Japan Ltd                                  153,365
Barclays Global Investors Australia Ltd                              106,878
Barclays Capital Securities Ltd                                      4,820,939
Total                                                                20,502,579

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 112 pence each

10) Date of transaction

12 April 2005

11) Date company informed

15 April 2005

12) Total holding following this notification

20,502,579

13) Total percentage holding of issued class following this notification

3.37%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Catherine Springett 01753 410 242

16) Name and signature of authorised company official responsible for making this notification

Catherine Springett

17) Date of notification

19 April 2005
END

Exhibit 99.6

                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

Lloyds TSB Group Plc and its subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Subsidiary                                                        Holding

Lloyds TSB Private Banking                                        5,466,958
Scottish Widows Investment Partnership                            21,021,004
LTSB Jersey                                                       1,780
LTSB Registrars                                                   217,345
LTSB Luxembourg                                                   66,488
Total                                                             26,773,575

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 112 pence each

10) Date of transaction

Not advised

11) Date company informed

19 April 2005

12) Total holding following this notification

26,773,575

13) Total percentage holding of issued class following this notification

4.399%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Catherine Springett 01753 410 242

16) Name and signature of authorised company official responsible for making this notification

Catherine Springett

17) Date of notification

19 April 2005
END

Exhibit 99.7

19 April 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 618.4898p per share.

END

Exhibit 99.8

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

AXA SA

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial and Non-beneficial interests

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Various

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 112 pence each

10) Date of transaction

19 April 2005

11) Date company informed

21 April 2005

12) Total holding following this notification

62,254,150
(44,051,349 Non-Beneficial)
(18,202,801 Beneficial)

13) Total percentage holding of issued class following this notification

7.25% Non-Beneficial
3.00% Beneficial

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Catherine Springett 01753 410 242

16) Name and signature of authorised company official responsible for making this notification

Catherine Springett

17) Date of notification

21 April 2005
END

Exhibit 99.9

21 April 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 320,000 of its ordinary shares at a price of 632.008p per share.

END

Exhibit 99.10

22 April 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 555,000 of its ordinary shares at a price of 636.7706p per share.

END

Exhibit 99.11

25 April 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 639.1231p per share.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	29 April 2005